UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING THE TRANSITION PERIOD

I, Robert A. Archer, President and Chief Executive Officer of Great Panther Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and,

3. Based on my knowledge, the interim financial statement together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: May 30, 2005

/s/ Robert A. Archer
Robert A. Archer
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING THE TRANSITION PERIOD

I, Kaare G. Foy, Chairman and Chief Financial Officer of Great Panther Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and,

3. Based on my knowledge, the interim financial statement together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: May 30, 2005

/s/ Kaare G. Foy
Kaare G. Foy
Chairman and Chief Financial Officer

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
May 30, 2005

This Management's Discussion and Analysis ("MD&A") reviews the activities of Great Panther Resources Limited ("Great Panther" or the "Company") and compares the financial results for the three-month period ending March 31, 2005 with those of the corresponding period of 2004. For a more complete understanding of the Company's financial condition and results of operations, this MD&A should be read together with the audited financial statements and the accompanying notes for all relevant periods, copies of which are filed on the SEDAR website.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All monetary amounts are in Canadian dollars unless otherwise stated.

Forward-Looking Information and Report Date

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Great Panther, is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and future events and actual results could differ materially from those anticipated in the forward-looking information.

The forward-looking information is only provided as of the date of this MD&A, May 30, 2005 (the "Report Date").

Description and Overview of Business

Great Panther Resources Limited became an active resource exploration company listed on the TSX Venture Exchange, trading under the symbol GPR, with the acquisition in February, 2004 of 100% of the issued and outstanding shares of Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of the United Mexican States. Great Panther's activities at the present time are focused on the acquisition, exploration and development of precious and base metal properties in Mexico. The Company was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and consolidated its common shares whereby every ten common shares before consolidation became one common share after consolidation.

None of the properties in which the Company has an interest were in production at the balance sheet date and therefore the Company has not generated revenues from these principal business activities and consequently has no operating income or cash flow. In the past, Great Panther has accessed, and in the future will continue to access, the equities markets to raise the funds needed to continue exploration programs on its various property holdings.

The Company capitalizes all exploration and acquisition costs on a property-by-property basis. Mineral property acquisition costs include the cash consideration paid and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations by unit-of-production depletion.

Amounts shown for mineral properties represent acquisition and exploration costs, less recoveries, incurred to date and do not necessarily reflect present or future values.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
May 30, 2005

During the three months ended March 31, 2005, the Company raised gross cash proceeds of $1,027,125 form the exercise of "B" and "C" warrants. The proceeds were and will be used in the advancement of the Mexican property interests and for general working capital purposes.

Primary Mineral Properties of the Company

The Company, through its wholly owned subsidiary MMR, acquired options on two significant projects known as the San Antonio Project and the Topia Mine Project.

The San Antonio Project, a gold-copper project, located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico, consists of six contiguous mining concessions covering in the aggregate 10,199.7 hectares. One concession covering in the aggregate 9556 hectares, which surrounds the other five concessions, was staked and is owned 100% by MMR. The other five concessions covering in the aggregate 643.7 hectares are held under option (the Santo Nino and San Taco Option Agreements).

a) Santo Nino Property:

Effective February 11, 2004, the Company entered into an option agreement (the "Santo Nino Option Agreement") granting the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$165,000 with no underlying Net Smelter Return royalty and no work commitments.

The Company made cash payments of US$30,000 during the year ended December 31, 2004 and a cash payment of US$10,000 during the three months ended March 31, 2005 in accordance with the option agreement.

b) San Taco Property:

Effective February 28, 2004, the Company entered into an option agreement (the "San Taco Option Agreement") granting the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico by making staged cash payments totalling US$965,000 with no underlying Net Smelter Return royalty and no work commitments.

The Company made a cash payment of US$50,000 during the year ended December 31, 2004 and a cash payment of US$75,000 during the three months ended March 31, 2005 in accordance with the option agreement.

The Topia Mine Project, a silver-lead-zinc project, located in the Municipality of Topia, State of Durango, Mexico consists of mining concessions covering in the aggregate 10,364 hectares. Concessions covering in the aggregate 8,364 hectares were staked and are owned 100% by MMR. 43 mining concessions covering in the aggregate 1,565 hectares, including a mill and complete mining infrastructure, are held under option (the Topia Option Agreement).

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
May 30, 2005

c) Topia Mine Property:

Effective February 18, 2004, the Company entered into an option agreement (the "Topia Option Agreement") which grants the Company the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$1,426,919.

In addition to the payments to the optionor, the Company has agreed to assume the debt currently encumbering the property, totalling US$1,094,759 (certain interest charges may apply). The debt owing is secured by the Topia Mine assets. US$200,148 (including certain interest charges) is payable in full at the time of signing of the purchase agreement. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

The Company made a cash payment of US$100,000 during the year ended December 31, 2004, exercised its option to acquire 100% and made a cash payment of US$150,000 during the three months ended March 31, 2005, all in accordance with the option agreement.

d) Virimoa Project:

Effective January 19, 2005, the Company signed a letter of intent for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The terms of the agreement call for the Company to make four staged cash payments and share issuances totalling US$300,000 and 300,000 common shares, respectively, over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1,000,000.

Results of Operations

The Company reports a loss of $302,103 and cash outflows from operations of $450,157 for the three months ended March 31, 2005 compared with a loss of $233,696 and cash outflows from operations of $281,124 for the three months ended March 31, 2004. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis of presentation, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business.

The Company is in the exploration stage and is still in the process of determining the existence of economically recoverable mineral reserves on most of its mineral properties. As at March 31, 2005, the Company has no producing properties, and consequently no sales. Great Panther generates some interest revenue from its interest bearing short-term investments.

Expenses consist primarily of general and administrative expenses, director fees and management fees. General and administrative expenses for the three months ended March 31, 2005 totalled $272,328 (including stock-based compensation) as compared to $211,533 for the same three-month period in the previous year. Director fees for the quarter totalled $15,000 as compared to $6,000 for the same quarter in 2004. Management fees for the three months ended March 31, 2005 totalled $21,000 as compared to $18,000 for 2004. Expenses have increased over the previous year largely as a result of the increase in activity as a result of the acquisition of the Mexican subsidiary, the costs associated with running the Mexican office, the costs associated with the exploration work being carried out on the Mexican mineral properties, the increase in investor relations activities and related travel and an overall increase in activity in the Company. During the first quarter of 2004, the Company was only just getting the subsidiary established therefore the costs were lower than in the first quarter of the current year.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
May 30, 2005

Exploration Activities and Property Expenditures

Great Panther spent $959,872 on its mineral properties during the three months ended March 31, 2005, which included acquisition costs, options payments, staking costs and exploration costs as compared to $3,233,392 during the year ended December 31, 2004. The notes to the March 31, 2005 consolidated financial statements contain a schedule summarizing the total expenditures incurred on the properties.

San Antonio Project

The Company's 2004 exploration program on the San Antonio project (Santo Nino and San Taco Properties) consisted of geological mapping and sampling, prospecting and soil sampling. The objective of the program was to identify zones of continuous and potentially economic gold and copper grades within the mineralized structures (veins) or stockwork zones. Drill targets meritorious of evaluation had already been identified, but additional geologic and geochemical surveys will be useful for prioritizing drill targets. The first phase of a detailed mapping and rock chip geochemical sampling, both on surface and underground, began, with emphasis on delineating the veins along strike and determining the extent of the stockwork zone. The first assay results from the sampling program of the Santo Nino vein were received in June, 2004 and indicated the presence of strong gold mineralization. The Santo Nino structure is the first and northernmost of three small underground workings in the San Antonio project to be sampled. More sampling results in July, 2004 identified a new area just 75 metres east-northeast of the Santo Nino vein. Historical mining on these veins was limited and their vertical and lateral extent is unknown as they have never been drilled. Ongoing exploration work sampled the other historic workings in detail, along with numerous other structures that have been found in the area. In addition, the large zone of stockwork and disseminated mineralization that lies between the veins was systematically sampled in order to determine the grade and distribution of gold and copper values as field crews continued to work their way from north to south across the core claims. Work to date has improved the Company's understanding of the geology of the project area. Phase One of the exploration program, completed in December, 2004, provided numerous diamond drill targets on the high grade vein system. A diamond drill program which commenced in February, 2005 comprised 1,936 metres in 16 holes, and focused on the high grade gold-copper vein system in the central part of the property.

In addition to the sampling described above, alteration studies are being conducted in order to help direct the Company towards areas of greatest potential within this extensive system and help to define targets for future diamond drilling.

In February, 2005, the Company commenced diamond drilling on the San Antonio property. In addition, the discovery of high grade silver mineralization near the northwest corner of the property has led the Company to stake an additional 2,219 hectares. The current drill program, the first one ever on the property, will comprise up to 2,000 metres, in approximately 20 holes, and will initially focus on the high grade gold-copper vein system in the central part of the property. Drilling will test the continuity of mineralization in the El Cordon/Santo Nino area as well as the Piedra Verde and Sary veins.

Exploration on the project is being conducted by Resource Geosciences de Mexico, S.A. de C.V. of Hermosillo, Sonora under the supervision of Matt Gray, Ph.D., C.P.G. and Great Panther Vice President, Exploration, Robert Brown, P.Eng. Robert Brown is the Qualified Person under the meaning of NI43-101.

Topia Mine Project

The Company began an aggressive one-year advanced exploration program, budgeted at US$1 million, in order to determine the viability of putting the mine back into production. The diamond drill program which commenced in June, 2004 comprised 6,302 metres 25 surface holes with results evidencing high grade silver-lead-zinc mineralization. Five separate areas were tested with one or two main veins present in each area. An additional 5 holes for 1,134 metres were completed in January-February of 2005.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
May 30, 2005

The main goal of the program was to test the strike, dip and grade continuity of the veins beyond where they had been mined in the past in order to indicate the exploration potential of the property and to guide the short term underground development work with the goal of successfully re-opening the mine. The results of the drilling were used in conjunction with an assessment of the tailings recovery potential in an independent scoping study conducted in December, 2004 and finalized in January, 2005. The scoping study recommended that the Company exercise its option to acquire a 100% interest in the property, which it did in February, 2005, and proceed with the strategic development for the resumption of mining.

The underground rehabilitation of the Topia mine also began in December, 2004. The success of the Company's ongoing diamond drill program, as well as the assessment of other readily accessible areas, provided the focus needed to start cleaning adits and preparing stopes for development.

The drilling on the project has been contracted to BDW International Drilling of Mexico, S.A. de C.V. Geological work is being conducted by Resource Geosciences de Mexico, S.A. de C.V. under the supervision of Great Panther Vice President, Exploration, Robert Brown, P.Eng. and Vice President, Operations, Ing. Francisco Ramos Sanchez. Robert Brown is the Qualified Person under the meaning of NI43-101.

Virimoa Project

In March, 2005, fieldwork commenced on the Virimoa Gold Property with initial exploration begun on an exposure zone of intense iron oxide alteration with detailed and extensive channel sampling and mapping. This work attempted to better define the controls on mineralization and to trace its extent. As the property has good road access, specific drill targets were generated for a diamond drilling program, the first ever, which commenced in April, 2005.

Summary of Quarterly Results

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarters:
Quarter Ended	Revenue	Income (loss)	Income (loss) per share (1)

March 31, 2004	$Nil	(302,103)	(0.02)
December 31, 2004	$Nil	(566,189)	(0.04)
September 30, 2004	$Nil	(184,251)	(0.01)
June 30, 2004	$Nil	(199,280)	(0.02)
March 31, 2004	$Nil	(233,694)	(0.03)
December 31, 2003	$Nil	(139,588)	(0.08)
September 30, 2003	$Nil	(44,260)	(0.03)
June 30, 2003	$Nil	(52,778)	(0.04)

(1) The income (loss) per share amounts have been restated to reflect the ten for one share consolidation which occurred during the year ended December 31, 2003.
Fully diluted loss per share amounts are not shown as they would be anti-dilutive.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
May 30, 2005

Liquidity and Capital Resources

Great Panther has no operations that generate cash flow. The Company's financial success relies on management's ability to find economically viable mineral deposits. This process can take many years and is largely based on factors that are beyond the control of Great Panther.

In order to finance its exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards Great Panther in particular, so that funds can be raised through the sale of the Company's securities. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company's track record and the experience and calibre of a Company's management. There is no certainty that equity funding will be available at the times and in the amounts required to fund the Company's activities.

Great Panther has financed its activities through brokered and non-brokered private placements and a short form offering. Debt financing has not been used to fund property acquisitions and exploration and the Company has no current plans to use debt financing.

Cash and Financial Conditions

The Company had a cash balance of $506,644 and a short-term investment balance of $1,050,850 at March 31, 2005 as compared to $173,722 and $1,750,850, respectively, at December 31, 2004. The Company's financial instruments are all fully cashable at any time so there are no restrictions on availability of funds.

The Company had working capital of $1,767,634 as at March 31, 2005 compared with working capital of $2,001,783 as at the December 31, 2004. Working capital, together with the 2005 warrant exercises described below and limited additional financing, should be adequate to fund the Company's activities and to cover corporate overhead for the next fiscal year.

Great Panther has no debt, does not have any unused lines of credit or other arrangements in place to borrow funds and no off-balance sheet arrangements. Great Panther does not use hedges or other financial derivatives.

Investing Activities

During the three months ended March 31, 2005, the Company's cash outflows from investing activities was $260,160 of which $959,872 was for exploration costs that were deferred compared with cash outflows from investing activities of $272,592 during the same period in 2004 of which $271,341 was for exploration costs that were deferred. During the period, the cash outflow was partially offset as the Company redeemed $700,000 of a short-term investment in the form of a guaranteed investment certificate.

There were no material differences in the actual use of proceeds from the Company's previous disclosure in this regard.

Financing Activities

During the three months ended March 31, 2005, series B share purchase warrants to purchase 1,140,000 common shares at a price of $0.45 per share were exercised for total proceeds of $513,000 and series C share purchase warrants to purchase 1,142,500 common shares at a price of $0.45 per share were exercised for total proceeds of $524,125.

As at March 31, 2005, Great Panther had 18,101,177 common shares issued and outstanding.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
May 30, 2005

Outstanding Share Data as at May 30, 2005

During the three months ended March 31, 2005, the Company granted options, under its stock option plan, to acquire 325,000 common shares with an exercise price of $0.45 per share expiring February 27, 2010.

Subsequent to March 31, 2005, the Company granted options, under its stock option plan, to acquire 100,000 common shares with an exercise price of $0.45 per share expiring May 2, 2006.

As at May 30, 2005, the Company has 18,101,177 common shares issued and outstanding or 23,086,891 on a fully diluted basis. If the Company were to issue all 4,985,714 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, it would raise approximately $2,834,343.

Outlook

It is anticipated that in the foreseeable future, Great Panther will rely on the equity markets to meet its financing needs.

Management and the Board of Directors review the approved work plans and budgets for the various exploration projects at regular intervals throughout the year, and make revisions to the budgets for individual projects in response to exploration success (or the lack thereof) on such projects.

Management and the Board of Directors continuously review and examine proposals and projects for the Company and conduct their due diligence in respect of same.

Transactions with Related Parties

The Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees totalling $29,442 to a company controlled by a director of the Company, $14,355 to a company controlled by an officer of the Company and $2,164 to an officer of the Company respectively.

b) Paid or accrued directors' fees totalling $15,000 to directors of the Company.

c) Paid or accrued management fees totalling $21,000 to a company controlled by a director.

d) Paid or accrued office rental and administration totalling $7,823 to a company controlled by a director and $7,500 to an officer of the Company respectively.

Included in mineral properties are paid or accrued geological consulting costs totalling $6,704 to a company controlled by a director of the Company, $10,522 to a company controlled by an officer of the Company and $20,110 to an officer of the Company respectively.

Included in due to directors and officers is $13,471 due to directors of the Company, $18,913 due to officers of the Company, $11,566 due to a company controlled by a director of the Company and $10,418 due to a company controlled by an officer of the Company.

Changes in Accounting Policies including Initial Adoption

Stock-based Compensation

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" which requires that stock-based payments to non-employees are accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest. The adoption of this new standard resulted in no changes to amounts previously reported. No compensation cost was recognized for stock-based employee compensation awards.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
May 30, 2005

The CICA Accounting Standards Board amended Handbook Section 3870 to require companies to account for employee stock options using the fair value based method, beginning January 1, 2004. In accordance with the transitional option permitted under the amended Section 3870, the Company in 2003 elected to prospectively apply the fair value based method to all options granted on or after January 1, 2003.

Risk Factors Associated with Mining

Exploration and development stage of the properties

Despite exploration work on the Company's mineral properties, and a 47 year history of continuous production at the Topia Mine, no known bodies of commercial ore or economic deposits have been established to the satisfaction of National Instrument 43-101 on any of the mineral properties. In addition, the Company is in the early stages of exploration at San Antonio and substantial additional work will be required in order to determine if any economic deposits occur on our properties. Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of revenues. There can be no assurance that our operations will be profitable in the future.

Market forces outside the control the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of our operations and threaten our continuation.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Limited operating history

Since the Company has only recently begun the acquisition and exploration of mineral resource properties, we have a limited operating history on which to base an evaluation of our prospects. Its operating activities since inception have consisted primarily of locating and acquiring the interest in the properties that it currently holds. As a result, it has not earned any revenues to date. Although the Company has prepared internal mining plans and cash flow analyses for the Topia Mine, the Company has no way to evaluate the likelihood that it will be able to operate its business successfully or that its properties contain a sufficient amount of recoverable reserves. The Company anticipates that it will incur increased operating costs in order to generate revenues during the period when exploring its properties. For the year ending December 31, 2005, the Company expects to spend a significant amount on the exploration of the properties in which it holds its interests and in the operation of the Company (depending on the amounts spent on marketing and investor relations and communications). The Company recognizes that if it is unable to generate significant revenues from mining operations and any dispositions of its properties, it will not be able to earn profits or continue operations, potentially resulting in significant losses in the foreseeable future. At this early stage of its operation, the Company also expects to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition.

MANAGEMENT'S DISCUSSION & ANALYSIS
FORM 51-102F1
May 30, 2005

Aside from the professional track record of the Company's management team, there is no history upon which to base any assumption as to the likelihood that the Company will prove successful and it can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

Ability to continue as a going concern

The Company has not generated any significant revenues since our incorporation and it will, in all likelihood, continue to incur operating expenses without revenues until its mining properties are sufficiently developed to commence commercial production. As a result, the Company may need to generate significant revenues from its operations or acquire financings. The Company cannot assure that it will be able to successfully explore and develop its mining properties or assure that viable reserves exist on the properties for extraction. It is unlikely that it will generate any funds internally until it discovers commercially viable quantities of ore. If the Company is unable to generate cash inflow to support its business activities during the fiscal year ending December, 2005, it may be forced to delay, scale back, or eliminate its exploration activities.

Because the Company has not generated any revenue from its business and the Company cannot anticipate when the Company will be able to generate revenue from its business, the Company may need to raise additional funds for the further exploration and future development of its mining claims and to respond to unanticipated requirements or expenses. The Company anticipates that the Company may need to raise further financing for the 12 month period ending December 31, 2005. The Company does not currently have any arrangements for financing and the Company can provide no assurance to investors that the Company will be able to find such financing if required. The most likely source of future funds presently available to the Company is through the sale of equity capital. All of these circumstances raise substantial doubt about its ability to continue as a going concern.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Mineral prices subject to dramatic and unpredictable fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects which the Company has an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company's control may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the Company's control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
	March 31, 2005 $	December 31, 2004 $
ASSETS

Current
Cash	506,644	173,122
Short-term investments	1,050,850	1,750,850
Amounts receivable	409,691	267,797
Prepaid expenses and deposits	47,010	50,154

	2,014,195	2,241,923

Mineral properties	4,193,264	3,233,392
Capital assets	22,558	23,259

	6,230,017	5,498,574

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	192,193	202,486
Due to directors and officers	54,368	37,654

	246,561	240,140

Long-term liabilities
Future income tax liability	387,973	387,973

	634,534	628,113

Shareholders' equity
Capital stock	8,095,720	7,068,595
Contributed surplus	702,679	702,679
Deficit	(3,202,916)	(2,900,813)

	5,595,483	4,870,461

	6,230,017	5,498,574

APPROVED BY THE DIRECTORS

/s/ Robert A. Archer Director

/s/ Kaare G. Foy Director

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three months ended Mar 31, 2005 $	Three months ended Mar 31, 2004 $

Expenses
General and administrative	272,328	211,536
Depreciation	989	420
Directors' fees	15,000	6,000
Management fees	21,000	18,000

	309,317	235,956

Other income:
Interest income	7,214	2,260

Loss for the period	(302,103)	(233,696)

Deficit, beginning of period	(2,900,813)	(1,717,399)

Deficit, end of period	(3,202,916)	(1,951,095)

Loss per share	(0.02)	(0.03)

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three months ended Mar 31, 2005 $	Three months ended Mar 31, 2004 $

Cash flows used in operating activities
Loss for the period	(302,103)	(233,696)
Items not involving cash:
Depreciation	989	420
Changes in non-cash operating working capital
Amounts receivable	(141,894)	4,734
Prepaid expenses and deposits	3,144	(57,995)
Accounts payable and accrued liabilities	(10,293)	5,413

Net cash used in operating activities	(450,157)	(281,124)

Cash flows used in investing activities
Purchase of short-term investments	700,000	-
Purchase of capital assets	(288)	(1,251)
Mineral properties	(959,872)	(271,341)

Net cash used in investing activities	(260,160)	(272,592)

Cash flows from financing activities
Issuance of shares for cash, net of issue costs	1,027,125	2,434,423
Increase (decrease) in due to related parties	-	(34,983)
Increase (decrease) in due to directors and officers	16,714	(92,820)

Net cash from investing activities	1,043,839	2,306,620

Increase (decrease) in cash	333,522	1,752,904

Cash, beginning of period	173,122	917,753

Cash, end of period	506,644	2,670,657

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
(Unaudited - Prepared by Management

	Three months ended Mar 31, 2005 $	Three months ended Mar 31, 2004 $

Accounting and audit	9,750	7,110
Automobile	-	1,523
Bank charges and interest	2,294	1,753
Consulting	82,310	58,954
Courier	1,323	855
Due diligence	-	(507)
Filing fees	5,530	22,971
Foreign exchange	25,880	7,502
General exploration expense	25,450	-
Investor relations	43,850	40,969
Legal	20,013	28,713
Office costs	-	4,500
Office supplies	12,751	1,440
Parking	9	181
Printing	1,595	6,874
Rent	8,316	6,545
Salaries	5,632	1,793
Storage	-	833
Telephone	934	957
Transfer agent fees	4,156	2,762
Travel	22,535	15,808

	272,328	211,536

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005

  BASIS OF PRESENTATION

The interim period consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the previous year.

The preparation of financial data is based on accounting principles and practices consistent with those in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance Canadian generally accepted accounting principles has been condensed or omitted.

These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE AND CONTINUANCE OF OPERATIONS

Great Panther Resources Limited ("the Company") was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

These interim period consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and settle its liabilities and commitments in the normal course of business.

Continued operations of the Company are dependent on the ability of the Company's management to establish viable business activities and to raise adequate financing from lenders, shareholders and other investors to support such business activities. There is no certainty that management will be able to achieve this. During the three months ended March 31, 2005, the Company raised gross cash proceeds of $1,027,125 from the exercise of "B" and "C" warrants (note 7).

	March 31, 2005	December 31, 2004

Deficit	$(3,202,916)	$(2,900,813)
Working capital	$1,767,634	$2,001,783

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005

3. BASIS OF CONSOLIDATION

These interim period consolidated financial statements include the accounts of the Company and its subsidiaries, New Age Investments Inc. and Minera Mexican el Rosario, S.A. de C.V. All material intercompany balances and transactions have been eliminated on consolidation.

4. ACQUISITION OF SUBSIDIARY

On February 5, 2004, the Company completed the acquisition of 100% of the issued and outstanding shares of Minera Mexicana EI Rosario, S.A. de C.V. ("MMR"), a company incorporated under the laws of United Mexican States, for cash consideration of $50,000 and the issuance of 2,250,000 common shares with a market value of $1,030,500. The 2,250,000 common shares are held in escrow and subject to release over a three-year period (note 6). The Company incurred costs related to the acquisition of $22,167.

At the time of acquisition, MMR had no current or prior period operations and only held a current receivable balance and letters of intent agreements to enter into option agreements related to the Santo Nino, San Taco and Topia Mine projects (note 5).

The cost of the purchase was allocated to the assets and liabilities as at February 5, 2004 as follows:

Assets Acquired:
Current assets	$6,000
Mineral property agreements	1,523,149
1,529,149

Liabilities assumed:
Future income tax liabilities	(426,482)

$1,102,6667

Consideration given:
Share consideration	1,030,500
Cash and costs of acquisition	72,167

$1,102,6677

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005

5. MINERAL PROPERTIES

							Total
	San Antonio	Santo Nino (a)	San Taco (b)	Topia Main Block (c)	Topia II to IV	Virimoa (d)	Mar 31, 2005	Dec 31, 2004

Balance, beginning of period	$ 33,300	$170,168	$580,084	$2,423,973	$25,867	$ -	$3,233,392	$ -

Additions during period	71,764	161,995	215,935	478,426	1,270	30,482	959,872	3,233,392

Balance, end of period	$105,064	$332,163	$796,019	$2,902,399	$27,137	$30,482	$4,193,264	$3,233,392

a) Santo Nino Project:

Effective February 11, 2004, the Company entered into an option agreement (the "Santo Nino Option Agreement") which grants the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$165,000 as follows:

i) US$20,000 within 10 days of the date of registration at the Mining registry of the option agreement;

ii) US$50,000 in five payments of US$10,000 each to be made by the conclusion if each semester following the date of registration of the option agreement, the first US$10,000;

iii) US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

During the year ended December 31, 2004, the Company made the US$20,000 payment in accordance with i) above and made the first US$10,000 of five payments in accordance with ii) above and the second US$10,000 payment during the three months ended March 31, 2005.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concession.

b) San Taco Project:

Effective February 28, 2004, the Company entered into an option agreement (the "San Taco Option Agreement") which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$965,000 as follows:

i) US$50,000 within 30 days of the signing of the option agreement, paid subsequent to March 31, 2004;

ii) US$75,000 by the first anniversary of the date of signing the option agreement;

iii) US$100,000 by the second anniversary of the date of signing the option agreement;

iv) US$740,000 by the third anniversary of the date of signing the option agreement.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005

During the year ended December 31, 2004, the Company made the US$50,000 payment in accordance with i) above and during the three months ended March 31, 2005 made the US$75,000 payment in accordance with ii) above.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

c) Topia Mine Project:

Effective February 18, 2004, the Company entered into an option agreement (the "Topia Option Agreement") which grants the Company the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$1,426,919 as follows:

i) US$100,000 within 10 days of the date of registration at the Mining registry of the option agreement, paid during the period;

ii) US$150,000 within 5 days of the date the Company notifies the optionor of its decision to exercise the option (notice must be given within 45 days of the one year term);

iii) US$200,000 on the date of signing of the purchase agreement, to take place no later than 2 months following the date the Company notifies the optionor of its decision to exercise the option;

iv) Three annual payments of US$300,000, US$300,000 and US$376,919 each of the first, second and third year, respectively, commencing 18 months after the date the Company notifies the optionor of its decision to exercise the option.

In addition to the payments to the optionor, the Company has agreed to assume the debt currently encumbering the property, totalling US$1,094,759 (certain interest charges may apply) upon signing of the purchase agreement. The debt owing is secured by the Topia Mine assets. US$200,148 is payable in full at the time of signing of the purchase agreement. The balance of the debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

During the year ended December 31, 2004, the Company made the US$100,000 payment in accordance with i) above. During the three months ended March 31, 2005, the Company exercised its option to acquire 100% and made the US$150,000 payment in accordance with ii) above.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005

d) Virimoa Project:

Effective January 19, 2005, the Company signed a letter of intent for an option to purchase 100% of the ownership rights in and to two mining claims designated as the Virimoa Property located in the Topia Mning District, State of Durango, Mexico. The terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 and 300,000 common shares, respectively, over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% NSR, half of which can be purchased for US$1,000,000.

6. CAPITAL STOCK

Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

Issued:

	Number of Shares	Amount

Balance, December 31, 2003	4,213,132	$2,159,437

Private placement, net of issue costs	2,280,500	838,077
Short form offering, net of issue costs	3,783,085	1,853,621
Brokered private placement, net of issue costs	3,000,000	1,364,408
Exercise of "A" warrants	272,500	122,625
Exercise of finders' warrants	14,460	6,507
Exercise of agents' warrants	5,000	2,250
Consideration on acquisition of subsidiary	2,250,000	967,500
Issue of warrants for financing services	-	(242,602)
Reclass from contributed surplus on exercise of warrants	-	3,271

Balance, December 31, 2004	15,818,677	7,068,595

Exercise of "B" warrants	1,140,000	513,000
Exercise of "C" warrants	1,142,500	514,125

Balance, March 31, 2005	18,101,177	$8,095,720

Included in capital stock are 1,350,000 (December 31, 2004 - 1,687,500) common shares held in escrow.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the TSX Venture Exchange (the "Exchange"), is authorized to grant incentive stock options ("options") to officers, directors, employees and consultants. The Exchange policies permit the Company's directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company's 2003 Incentive Stock Option Plan, options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to options may not exceed 10% of the outstanding issue of the Company at the time of granting and may not exceed 5% of the outstanding issue to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant's employment. Vesting of options is made at the time of granting of the options at the discretion of the board of directors unless otherwise specified. Once approved and vested, the options are exercisable at any time.

As at March 31, 2005, the Company has incentive stock options outstanding as follows:

Number of Shares	Exercise Price	Expiry Date

790,000	$0.45	February 8, 2009
60,000	$0.52	April 5, 2009
400,000	$0.52	April 30, 2005
100,000	$0.45	May 25, 2009
250,000	$0.45	February 27, 2010

As at March 31, 2005, the Company has warrants outstanding as follows:

	Number of Warrants	Exercise Price	Expiry Date

Series "D"	1,785,714	$0.62	March 28, 2005
			extended to May 27, 2005
Series "E"	1,500,000	$0.62	April 22, 2005
Agents' warrants	450,000	$0.62	April 22, 2005

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees totalling $29,442 to a company controlled by a director of the Company, $14,355 to a company controlled by an officer of the Company and $2,164 to an officer of the Company respectively.

b) Paid or accrued directors' fees totalling $15,000 to directors of the Company.

c) Paid or accrued management fees totalling $21,000 to a company controlled by a director.

d) Paid or accrued office rental and administration totalling $7,823 to a company controlled by a director and $7,500 to an officer of the Company respectively.

Included in mineral properties are paid or accrued geological consulting costs totalling $6,704 to a company controlled by a director of the Company, $10,522 to a company controlled by an officer of the Company and $20,110 to an officer of the Company respectively.

Included in due to directors and officers is $13,471 due to directors of the Company, $18,913 due to officers of the Company, $11,566 due to a company controlled by a director of the Company and $10,418 due to a company controlled by an officer of the Company.

9. LOSS PER SHARE

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy
_______________________________________________
Kaare G. Foy
Chief Financial Officer and Chairman
Date: June 9, 2005